UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 333-126175
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Dietrich Industries, Inc. Hourly 401(k) Plan
500 Grant Street, Suite 2226
Pittsburgh, PA 15219-2502
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Worthington Industries, Inc.
200 Old Wilson Bridge Road
Columbus, OH 43085

PAGE
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE	3

SIGNATURES	4

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE	5 - 14

Exhibit 23(a) Consent of Independent Registered Public Accounting Firm – McCrory & McDowell LLC	15
EX-23.A

The Financial Statements and Supplemental Schedule for the Dietrich Industries, Inc. Hourly 401(k) Plan are being filed herewith:
INDEX

Page
Number
Report of Independent Registered Public Accounting Firm	5

Financial Statements

Statements of Net Assets Available for Benefits	6

Statement of Changes in Net Assets Available for Benefits	7

Notes to Financial Statements	8 - 13

Supplemental Schedule

Schedule H, Part IV, Line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	14

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dietrich Industries, Inc. Hourly 401(k) Plan
By:	Administrative Committee, Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 28, 2006	Dale T. Brinkman, Member

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Pension Plan Administrative Committee and Participants
Dietrich Industries, Inc. Hourly 401(k) Plan
Blairsville, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the Dietrich Industries, Inc. Hourly 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate            in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ McCRORY & McDOWELL LLC
Pittsburgh, Pennsylvania
June 19, 2006

DIETRICH INDUSTRIES, INC. HOURLY 401(K) PLAN
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments at Fair Value
Investment in the Worthington Deferred Profit Sharing Plan Master Trust	$3,727,939	$3,385,497

Participant Loans	178,741	184,886

Receivables
Employee Contribution Receivable	3,933	4,304
Employer Contribution Receivable	6,104	2,880

	10,037	7,184

NET ASSETS AVAILABLE FOR BENEFITS	$3,916,717	$3,577,567

The accompanying notes are an integral part of these financial statements.

DIETRICH INDUSTRIES, INC. HOURLY 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2005
Additions to Net Assets Attributable to:
Contributions
Participants	$246,101
Employer	184,584

430,685

Investment Income
Interest on Participant Loans	10,215
Plan Interest in the Worthington Deferred Profit Sharing Plan Master Trust	195,320

205,535

Total Additions	636,220

Deductions from Net Assets Attributable to:
Benefits Paid to Participants	279,491
Administrative Expenses	450
Transfers from the Plan	17,129

Total Deductions	297,070

Net Increase in Net Assets	339,150

Net Assets Available for Benefits
Beginning of Year	3,577,567

END OF YEAR	$3,916,717

The accompanying notes are an integral part of these financial statements.

DIETRICH INDUSTRIES, INC. HOURLY 401(K) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
1.	DESCRIPTION OF PLAN

The following brief description of the Dietrich Industries, Inc. Hourly 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan is a collectively bargained defined contribution plan with a cash or deferred arrangement under Internal Revenue Code Section 401(k). The Plan was established on March 1, 1995, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees of Dietrich Industries, Inc. and certain participating employers (the “Company”) covered under collective bargaining agreements are eligible to participate in the Plan once they complete the applicable probationary period and are members of the union, as outlined in the collective bargaining agreement.

The Plan is one of five plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Industries, Inc. Deferred Profit Sharing Plan, the Gerstenslager Deferred Profit Sharing Plan, the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees, and the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan.

An employee electing to participate in the Plan can elect to contribute 1% to 15% of compensation subject to Internal Revenue Code limitations. Participants may elect to invest in various investment options. Individual accounts are established for each plan participant and credited for employee and employer contributions and an allocation of earnings based on the participant’s account balance.

Employer contributions are made for employees of the Warren, Ohio, and Baltimore, Maryland plants according to union agreements as follows:

Warren, Ohio Plant – Dietrich Industries, Inc. will make monthly contributions under the Plan for each participant in an amount equal to:

Effective	Amount Per Contributory Hour
September 20, 2004	$.60
October 17, 2005	.70
October 16, 2006	.80
October 15, 2007	.85
October 13, 2008	.90

DIETRICH INDUSTRIES, INC. HOURLY 401(K) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
1.	DESCRIPTION OF PLAN (Continued)

Baltimore, Maryland Plant – Dietrich Industries, Inc. will make monthly contributions under the Plan for each participant in an amount equal to:

Amount Per Contributory
Effective	Hour
January 1, 2000	$.50
December 5, 2005	$.60
Employee contributions are 100% vested and may be withdrawn due to special hardships. Upon termination of service, participants may elect to receive their entire voluntary employee contributions through a lump-sum payment.

Employer contributions are subject to certain vesting requirements dependent on plant location. However, if an active participant dies prior to attaining his normal retirement age, or becomes totally and permanently disabled prior to a break-in-service, his vesting percentage shall be 100%. The employer contributions vest according to the following schedules:

Warren, Ohio Plant:

Years of Service	Vesting Percentage
Less than 1	0%
1 but less than 2	25%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	75%
5 or more	100%
Baltimore, Maryland Plant:

Years of Service	Vesting Percentage
Less than 1	0%
1 but less than 2	15%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	80%
5 or more	100%

DIETRICH INDUSTRIES, INC. HOURLY 401(K) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
1.	DESCRIPTION OF PLAN (Continued)

Any forfeited amounts will be allocated as additional employer contributions or shall be used to offset Plan expenses.

Participants may elect to withdraw all or a portion of their account, without terminating employment with the Company, upon becoming disabled, reaching age 59 1/2 , or under special hardship provisions.

Although the Company expects to continue the Plan indefinitely, it maintains the right to terminate the Plan.

All administrative expenses of the Plan including fees paid to the custodian and recordkeeper may be charged to the Plan to the extent the expenses are not paid by the Company.

Participants may borrow up to one-half of their elective deferral contribution account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods not to exceed five years, except that a repayment period of up to ten years will be allowed if the loan is used to acquire a principal residence. The annual interest rate on a loan will be equal to the interest rate charged by persons in the business of making loans to individuals under similar circumstances. Principal and interest are paid ratably through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition – Effective March 1, 2004, as amended, the Plan’s investments are now held in a Master Trust by Fidelity Investments. The Master Trust’s investments are stated at fair value. Investments in registered investment companies are stated at fair value based on publicly quoted market prices. The investments in the common stock fund and common/collective trust are valued at the net asset value of units held by the Plan at year end by the custodian and recordkeeper.

DIETRICH INDUSTRIES, INC. HOURLY 401(K) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Participant loans are valued at cost, which approximates fair value.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits – Benefits are recorded when paid.

Risks and Uncertainties – The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31 is as follows:

	Fair Value
	2005	2004
Plan Interest in the Worthington Deferred
Profit Sharing Plan Master Trust	$3,727,939	$3,385,497

On March 1, 2004, under instructions from the Plan administrator, the Plan changed its custodian and recordkeeper from Cigna to Fidelity Investments. Accordingly, all of the investments were transferred from the Cigna accounts to accounts in a Master Trust maintained by Fidelity Investments.

DIETRICH INDUSTRIES, INC. HOURLY 401(K) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
3.	INVESTMENTS (Continued)

During 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Master Trust	$195,320

Total Assets of the Master Trust at December 31, 2005 and 2004 are as follows:

Investments of Master Trust at Fair Value	2005	2004

Registered Investment Companies	$189,606,658	$166,321,993
Common/Collective Trusts	42,966,264	39,014,053
Worthington Common Fund	27,105,643	32,123,192

	$259,678,565	$237,459,238

The Plan’s share of investments held by the Master Trust is approximately 1% at December 31, 2005 and 2004. Each participating retirement plan has an undivided interest in the Master Trust. Investment income is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Investment Income for the Master Trust	2005
Interest and Dividend Income	$8,178,592
Net Depreciation in Fair Value of the Worthington Common Fund	(612,193)
Net Appreciation in Fair Value of Shares of Registered Investment Companies and Common/Collective Trusts	9,855,059

$17,421,458

At December 31, 2005 and 2004, the Master Trust held 1,395,450 and 1,602,780, respectively, common shares of the Sponsor, Worthington Industries, Inc., in a unitized investment fund held by the Trustee (Worthington Industries, Inc. Common Stock Fund). The Master Trust received cash dividends from the Sponsor of $960,234 for the year ended December 31, 2005.

DIETRICH INDUSTRIES, INC. HOURLY 401(K) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
3.	INVESTMENTS (Continued)

Investments of the Master Trust that represent more than 5% of the assets of the Master Trust at December 31, 2005 and 2004 are as follows:

	2005	2004
Dodge & Cox Stock Fund	$22,536,339	$15,609,710
Worthington Common Fund	27,105,643	32,123,192
Fidelity Balanced Fund	52,582,503	49,784,169
Fidelity Blue Chip Growth Fund	27,180,667	29,468,964
Fidelity Diversified International Fund	30,512,575	23,367,184
Fidelity Managed Income Portfolio Fund	42,966,264	39,014,053
4.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 19, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan. In addition, certain Plan investments include shares of registered investment companies and a common/collective trust managed by Fidelity Investments. Fidelity Investments is the custodian and recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

One of the investment vehicles within the Master Trust and available to participants is the Worthington Common Fund, which includes an investment in Worthington Industries Common Stock. The Plan held 3,958.152 and 74.834 units with current values of $43,777 and $849 of the Worthington Common Fund at December 31, 2005 and 2004, respectively. During 2005, the Plan received $461 of dividends on shares of Worthington Industries Common Stock.

DIETRICH INDUSTRIES, INC. HOURLY 401(K) PLAN
EIN Number 25-1072343, Plan Number 007

Schedule H, Part IV, Line 4(i) Schedule of Assets Held for Investment Purposes at End of Year —	Supplementary Information

		(c) Description of Investment
		Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	December 31, 2005
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	(e) Current Value

*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	$3,727,939
*	Participant Loans	Interest Rate: 5% to 10.5%	178,741

	Total Assets Held for Investment		$3,906,680

*	Indicates party-in-interest to the Plan.